Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

Tuesday, August 17, 2010

Dear Valued Cargo Customer:

We are excited to announce our intention to combine* with TAM S.A. to create a new world-class Latin American airline group that would be called LATAM Airlines Group.  As you may know, TAM is currently the largest airline in Brazil.  Together, we would be better able to serve customers throughout the region and around the world.

Our complementary networks are a natural fit and we’re excited to be working together in this new capacity.  As a customer you would have access to the most comprehensive cargo network in Latin America - with more capacity, frequency, and destinations than any other carrier. The combined carriers would work quickly to ensure that customers can book, ship and track cargo seamlessly across the expanded network.

LAN and TAM will continue to operate under their existing operating certificates and brands, and there will be no changes to existing contracts.

Based on our three year history of partnering on our code-share agreement, along with previous cooperation on maintenance and aircraft purchasing activities, we are confident that we could successfully and seamlessly integrate our companies.

We are excited about the opportunities this combination would offer to our customers and we sincerely appreciate your ongoing business.  We will honor our commitments to you and look forward to continuing our relationship for many years to come.

Sincerely,

Enrique Cueto
Chief Executive Officer

* LAN and TAM have entered into a non-binding MOU that outlines their intentions to combine their holdings under a single parent entity.  The transaction is subject to both parties entering into a binding definitive agreement and satisfaction of conditions, including corporate and shareholder approvals and actions and regulatory approvals.

Note on Forward-Looking Statements
This letter contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.  These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:
This letter relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This letter is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN, through Gisela Escobar Koch, at 56-2-565-3944 or by e-mail at gisela.escobar@lan.com, or to TAM through Jorge Helito, at 55-11-5582-9715 or by e-mail at jorge.helito@tam.com.br.